Exhibit 99.1

Calyxt Appoints Seed & Trait Veteran Bryan Corkal to New Chief Financial Officer Role

Expansion of Senior Leadership Team Further Solidifies Calyxt’s Mission to Bring Foods with Healthier Characteristics to Market Faster & More Efficiently

ST. PAUL, Minn.--(BUSINESS WIRE)--December 5, 2016--Calyxt, Inc., a Minnesota-based company developing healthier food products to benefit both consumers and growers, announced today the appointment of former Monsanto executive Bryan Corkal to the new role of Chief Financial Officer at Calyxt. Mr. Corkal will work closely with Calyxt’s executive team to further the Company’s mission to develop crops and food products with healthier characteristics and manage the Company’s finance function moving forward.

“Bryan brings a significant depth and breadth of experience in the agricultural seeds and traits space. After nearly two decades at Monsanto – Bryan has led efforts in finance, investor relations, strategy, manufacturing finance and M&A over the years – Bryan’s extensive professional background in this space makes him the right choice to build up Calyxt’s management team as the company prepares to launch its first products commercially,” said Federico Tripodi, Calyxt CEO. “Bryan has an impressive track record – from implementing a supply chain transformation in his most recent role at Monsanto to designing a new financial planning and consolidation system for North America. As a result, I am confident that Bryan will hit the ground running at Calyxt and prove to be a valuable member of our growing senior management team.”

Mr. Corkal joins Calyxt from Monsanto, where he spent over 17 years in a variety of key financial roles. Most recently, he served as North America and Latin America North Supply Chain Finance Lead, where he was responsible for the financial leaderships of the manufacturing and logistics functions for Monsanto's seed and trait business with a total annual product cost of over $2B. Mr. Corkal prior roles included serving as Director of Investor Relations, before which he was the CFO for the Latin America North region for Monsanto in Mexico City.

Additionally, over the years, Mr. Corkal has taken part in several key acquisitions, analyzed new product platforms and even implemented a Center of Excellence in Mexico City for Latin America North, where he improved levels of service and controls while providing meaningful development opportunities to a large international organization.

“The agricultural food supply chain is a complex system that presents multiple opportunities to profitably deliver products to consumers and growers,” said Mr. Corkal. “I believe gene editing represents the next big wave of innovation that will mark the future of food and agriculture and am excited to join Calyxt as a pioneer in this space. We are now in a unique position to use innovation and precise technology to improve the quality of our foods while meeting challenges that are related to sustainable growth and climate change. I am eager to bring my leadership and expertise so that Calyxt can responsibly and profitably contribute to addressing societal needs through health and nutrition.”

About Calyxt

Calyxt, Inc. is a fast-growing, consumer-oriented ag company that utilizes its innovative, patented TALEN® technology to usher in a new era of agriculture and develop crop products with healthier characteristics for consumers – all the while helping farmers and food and agriculture industries reduce their environmental footprints in the context of climate change. Calyxt believes that agricultural technologies can have a profound, positive impact on humanity and is looking to engage those who share this passion for food and agriculture. Calyxt is located in Minneapolis-St. Paul, Minn., and is a wholly owned subsidiary of Cellectis.

For further information please visit our website: www.calyxt.com

Calyxt™ and the corporate logo are trademarks owned by Calyxt, Inc.

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
For further information:
For Calyxt
Media
Jennifer Moore, 917-580-1088
VP Communications
contact@calyxt.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP Corporate Strategy and Finance
simon.harnest@cellectis.com